

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Mr. John F. Crowley
President and Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, New Jersey 08512

> **Re: Amicus Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **DEF 14A filed April 28, 2010**
> **File No. 001-33497**

Dear Mr. Crowley:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Geoffrey P. Gilmore, Esq.
    Senior Vice President and General Counsel
    Amicus Therapeutics, Inc.
    6 Cedar Brook Drive
    Cranbury, New Jersey 08512